UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒        Form 40-F ☐

Establishment of Nominating and Corporate Governance Committee

On April 3, 2025, the board of directors (the “Board”) of the Registrant approved the establishment of nominating and corporate governance committee of the Board (the “Committee”) and adopted the Charter of the Committee. The Committee consists of Ms. Eun Jung Shin, Mr. Sen Lin and Mr. Dawei Chen, each satisfying the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Ms. Shin is the chairperson of the Committee.

The Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The Committee will carry out certain responsibilities, including, among other things:

•	selecting and recommending Board candidates for review and approval by the Board;

•	overseeing evaluations of the Board, its committees and Directors;

•	reviewing corporate governance guidelines and code of business conduct periodically; and

•	selecting and recommending to the Board the names of directors to serve on committees of the Board.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 (No. 333-229745), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: April 7, 2025